Exhibit 99.1
September 22, 2021

TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. Our fleet currently consists of seventeen modern-design Capesize vessels. We are the only pure-play Capesize shipping company listed in the U.S. capital markets.

Since the beginning of the year 2021, Seanergy has emerged as one of the most prominent companies in the Capesize dry bulk sector. We have grown our fleet by 45% with notable Capesize acquisitions, reaching 2.8 million deadweight tons of cargo carrying capacity. Concurrently with our substantial fleet growth, we have significantly deleveraged our balance sheet. As a result of our unique commercial position and our solid financial standing, we expect to generate strong financial results.

It is our pleasure to invite you to attend the Annual Meeting of the shareholders of Seanergy Maritime Holdings Corp. which will be held at our executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, on November 3, 2021 at 6:00 p.m. local time.

At the meeting, our shareholders will consider and vote upon proposals to re-elect Messrs. Dimitrios Anagnostopoulos and Ioannis Kartsonas as Class C Directors, to approve the appointment of our independent auditors, Ernst & Young (Hellas) Certified Auditors Accountants S.A., for the fiscal year ending December 31, 2021, and will consider any other business properly brought before the meeting. These proposals are described in detail in the proxy materials.

This year we continue using the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not receive paper copies of our proxy materials unless you have requested them. We instead have mailed the enclosed notice with instructions for accessing the proxy materials and voting via the internet and information on how shareholders may obtain paper copies of our proxy materials if they so choose.  The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.

You are cordially invited to attend the meeting in person. Your shares may alternatively be voted via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you nevertheless attend the meeting, you may vote your shares in person, even if you have previously voted by proxy.

Your vote is very important to us. Whether or not you plan to attend the meeting, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented and voted at the meeting.

We are grateful that you have chosen to invest in Seanergy Maritime Holdings Corp. On behalf of our management and directors, we thank you for your continued support and confidence.

Very truly yours,
Stamatios Tsantanis
Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Greece
Tel: +30 2130181507– e-mail: info@seanergy.gr – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 22, 2021

NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the “Shareholders”) of Seanergy Maritime Holdings Corp. (the “Company”) will be held on November 3, 2021 at 6:00 p.m. local time, at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece (the “Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying proxy statement for the Meeting (the “Proxy Statement”):

1	To elect Messrs. Dimitrios Anagnostopoulos and Ioannis Kartsonas, as Class C Directors to serve until the 2024 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2021 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board”) recommends that you vote FOR each of Proposal One and Proposal Two.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock entitled to vote thereon.

The Board has fixed the close of business on September 15, 2021 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on September 15, 2021.

If you attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

1

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held on November 3, 2021

This Notice presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all information contained in the proxy materials before voting.

You may access the following proxy materials at www.proxyvote.com:

•	this Notice of Annual Meeting of Shareholders;
•	the accompanying letter from our Chief Executive Officer;
•	the Proxy Statement; and
•	the Company’s 2020 Annual Report on Form 20-F.

If you want to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before October 20, 2021 to facilitate timely delivery.  If you request printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.

Voting by internet.  To vote your proxy via the internet, please go to www.proxyvote.com.  Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on November 2, 2021.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the CEO letter, notice of Meeting, proxy statement, and annual report to Shareholders electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report to Shareholders electronically, then prior to next year’s Shareholders’ meeting you will receive notification when the proxy materials and annual report to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis
Chairman & Chief Executive Officer

September 22, 2021
Glyfada, Greece

2

SEANERGY MARITIME HOLDINGS CORP.
154 VOULIAGMENIS AVENUE
16674 GLYFADA
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 3, 2021

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece on November 3, 2021 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to the Shareholders entitled to vote at the Meeting beginning on or about September 22, 2021.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 15, 2021 (the “Record Date”), the Company had outstanding 171,588,240 shares of common stock, par value $0.0001 per share (the “Common Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such Common Shares on September 15, 2021.

One or more Shareholders present in person or by proxy at the Meeting, representing one-third of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “SHIP”.

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Why am I receiving these proxy materials?

The proxy materials include our Notice of Annual Meeting of Shareholders, this Proxy Statement (the “Proxy Statement”) and our 2020 Annual Report on Form 20-F (the “Annual Report”).  If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board has made these materials available to you in connection with the solicitation of proxies by the Board. The proxies will be used at the Meeting or any adjournment or postponement thereof.  We made these materials available to Shareholders beginning on or about September 22, 2021.

Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement.  However, you do not need to attend the Meeting to vote your shares.  Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.

 How can I access the proxy materials on the Internet?

We are using the internet as the primary means of furnishing this Proxy Statement and our Annual Report to Shareholders.  Accordingly, Shareholders will not receive paper copies of the Proxy Statement or Annual Report unless they have requested them.  We instead sent Shareholders our Notice of Annual Meeting of Shareholders (the “Notice”), which includes instructions (i) for accessing via the internet the Proxy Statement and our Annual Report and (ii) for voting via the internet.  The Notice was mailed on or about September 22, 2021.  The Notice also provides information on how Shareholders may obtain paper copies of the Proxy Statement and Annual Report if they so choose. Additionally, you may access the Proxy Statement and Annual Report at www.proxyvote.com.

The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment.  If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website.  Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who can vote?

Only Shareholders of record at the close of business on the Record Date, which is September 15, 2021, may vote, either in person or by proxy, at the Meeting.  On the Record Date, we had 171,588,240 shares of common stock outstanding.  You are entitled to one vote for each share of common stock that you owned on the Record Date.

How do I know if I am a beneficial owner of shares?

If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account.  Those instructions are contained in a “voting instructions form”.

What am I voting on?

You will be voting on each of the following:

1	To elect two Class C Directors to serve until the 2024 Annual Meeting of Shareholders (“Proposal One”);

2.
To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2021 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

As of the date of this Proxy Statement, the Board knows of no other matters that will be brought before the Meeting.  If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.

What vote is required to adopt each of the proposals?

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting. This means that the nominees receiving the highest number of “FOR” votes will be elected as Class C directors. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock entitled to vote thereon. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.

How do I vote?

You may vote using one of the following methods:

•	Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.

•
By telephone.  You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions.  Refer to the notice card accompanying your Notice for validation information.  Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.

•
By mail.  For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.

•
In person at the Meeting.  All Shareholders of record on the Record Date, which is the close on business on September 15, 2021, may vote in person at the Meeting.  If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting.  Even if you plan to be present at the Meeting, we encourage you to vote your shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.

Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form.  Please follow the directions on these materials carefully.

Can I change my mind after I vote?

You may change your vote at any time before the polls close at the Meeting.  You may do this by using one of the following methods:

•	voting again by telephone or over the internet by 11:59 PM Eastern Time on November 2, 2021;

•	giving timely written notice to the Secretary of our Company;

•	delivering a timely later-dated proxy; or

•	voting in person at the Meeting.

If you hold your shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, the Shareholders representing at least one-third of the shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy.  This is referred to as a quorum.  Abstentions and broker “non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting.  Your shares will be counted as present at the Meeting if you do one of the following:

•	vote via the internet or by telephone;

•	return a properly executed proxy by mail (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those shares present, in person or by proxy, at the Annual Meeting will have the power to adjourn the meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.

What if I return my proxy but do not provide voting instructions?

If you hold your shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our current directors and executive officers.  Members of our Board are elected annually on a staggered basis, and each director elected holds office for a three-year term.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Name	Age	Position	Director Class
Stamatios Tsantanis	49	Chairman, Chief Executive Officer & Director	A (term expires in 2022)
Stavros Gyftakis	42	Chief Financial Officer
Christina Anagnostara	50	Director	B (term expires in 2023)
Elias Culucundis	78	Director*	A (term expires in 2022)
Dimitrios Anagnostopoulos	74	Director*	C (term expires in 2021)
Ioannis Kartsonas	49	Director*	C (term expires in 2021)

*Independent Director

Biographical information with respect to each of our directors and our executive officer is set forth below.

Stamatios Tsantanis is the Chairman of our Board and our Chief Executive Officer. Mr. Tsantanis has more than 23 years of experience in shipping and capital markets. Mr. Tsantanis joined the Company in 2012 and led its significant growth to a world-renowned Capesize drybulk company of more than 2.8 million deadweight. Prior to joining the Company, he served as Chief Financial Officer in prominent private and public shipping companies. Prior to that, he was an investment banker at Alpha Finance with active role in a number of major shipping corporate finance transactions in the U.S. capital markets. Mr. Tsantanis is a fellow of the Institute of Chartered Shipbrokers and holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus.

Stavros Gyftakis has been appointed as our Chief Financial Officer on October 3, 2018, and previously served as Finance Director since November 2017. He has more than 15 years of experience in senior positions in the shipping finance industry. Before joining the Company, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes Business School (formerly known as Cass Business School) of City University in London.

Christina Anagnostara served as our Chief Financial Officer from November 17, 2008 until October 31, 2013 and has served as a member of our Board since December 2008. She has more than 23 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. She joined AXIA Ventures Group in June 2017 and she is currently a Managing Director in the Investment Banking Division. From 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of the Board of Directors of Global Oceanic Carriers Ltd., a dry bulk shipping company listed on the Alternative Investment Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group, she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.

Elias Culucundis has been a member of our Board since our inception. Since 1999, Mr. Culucundis has been the President, Chief Executive Officer and Director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. Additionally, from 1996 to 2000, he was a Director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a Director of Point Clear Navigation Agency Ltd., a marine project company. From 1981 to 1995, Mr. Culucundis was a Director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical Director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of newbuildings. From 1971 to 1980, Mr. Culucundis was a Director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. In Off Shore Consultants Inc. he worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell Plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet. He is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of the Hellenic National Committee of American Bureau of Shipping and he served in the Council of the Union of Greek Shipowners. Mr. Culucundis is a Fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Dimitrios Anagnostopoulos has been a member of our Board since May 2009. Mr. Anagnostopoulos has over 47 years of experience in Shipping, Ship Finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970’s as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group HQ in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd’s Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our Board since May 2017. Mr. Kartsonas has more than 21 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm’s Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor’s Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

No family relationships exist among any of the directors and executive officers.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2020, we paid our executive officers and directors aggregate compensation of $0.83 million, inclusive of our Board’s fees mentioned below.  Our executive officers are employed by us pursuant to employment and consulting contracts.

Each member of our Board received a fee of $60,000 in 2020. The aggregate director fees paid by us for the years ended December 31, 2020, 2019 and 2018 totaled $300,000, $300,000 and $300,000, respectively. The 2020 Board fees are included in the abovementioned aggregate compensation amount of $0.83 million.

On January 12, 2011, our Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan (as amended and restated, the Plan). On January 18, 2021, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares. On August 2, 2021, the Plan was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 3,500,000 shares. The Plan is administered by the Compensation Committee of our Board. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our Compensation Committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date.

On February 24, 2020, the Compensation Committee granted an aggregate of 156,250 restricted shares of common stock pursuant to the Plan. Of the total 156,250 shares issued, 45,000 shares were granted to the non-executive members of the Board, 42,812 were granted to the executive officers, 60,626 shares were granted to certain of the Company’s non-executive employees and 7,812 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $5.12. All the shares vest over a period of two years. 52,084 shares vested on February 24, 2020, 52,083 shares vested on October 1, 2020 and 52,083 shares will vest on October 1, 2021.

On January 18, 2021, the Compensation Committee granted an aggregate of 3,600,000 restricted shares of common stock pursuant to the Plan. Of the total 3,600,000 shares issued, 1,400,000 shares were granted to the non-executive members of the Board, 950,000 were granted to the executive officers, 1,100,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.81. 1,200,030 shares vested on the grant date, 1,199,985 shares will vest on October 1, 2021 and 1,199,985 shares will vest on October 1, 2022.

On August 2, 2021, the Compensation Committee granted an aggregate of 3,100,000 restricted shares of common stock pursuant to the Plan. Of the total 3,100,000 shares issued, 1,300,000 shares were granted to the non-executive members of the Board, 885,000 were granted to the executive officers, 790,000 shares were granted to certain of the Company’s non-executive employees and 125,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee and another non-employee. The fair value of each share on the grant date was $1.02. 1,033,352 shares vested on each of the grant date, 1,033,324 shares will vest on October 1, 2021 and 1,033,324 shares will vest on October 1, 2022.

PROPOSAL ONE - ELECTION OF DIRECTORS

The Board consists of seven directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, as amended to date, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.

The Board has nominated Messrs. Dimitrios Anagnostopoulos and Ioannis Kartsonas, both being Class C Directors, for re-election as directors whose terms will expire at the 2024 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute(s) nominee(s) as the current Board may recommend.

Nominees for Election to the Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Position	Director Since	Age
Dimitrios Anagnostopoulos	Class C Director	2009	74
Ioannis Kartsonas	Class C Director	2017	49

Dimitrios Anagnostopoulos has been a member of our Board since May 2009. Mr. Anagnostopoulos has over 47 years of experience in Shipping, Ship finance and Bank Management. Mr. Anagnostopoulos obtained his BSc at the Athens University of Economics and Business. His career began in the 1970's as Assistant Lecturer at the same University followed by four years with the Onassis Shipping Group HQ in Monaco. Mr. Anagnostopoulos also held various posts at the National Investment Bank of Industrial Development (ETEBA), Continental Illinois National Bank of Chicago, the Greyhound Corporation, and with ABN AMRO, where he has spent nearly two decades with the Bank, holding the positions of Senior Vice-President and Head of Shipping. Since 2010 he is also an advisor and Board Member in the Aegean Baltic Bank S.A. Mr. Anagnostopoulos has been a speaker and panelist in various shipping conferences in Europe, and a regular guest lecturer at Bayes Business School (formerly known as Cass Business School) of City University in London, the Athens University of Economics and Business and the ALBA Graduate Business School. He is a member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping and an Associate Member of the Institute of Energy of South East Europe. In 2008 he was named by the Lloyd's Organization as Shipping Financier of the Year.

Ioannis Kartsonas has been a member of our Board since May 2017. Mr. Kartsonas has more than 21 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.

Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.

Effect of abstentions.  Abstentions and broker “non-votes” will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO - APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2021.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock entitled to vote thereon.

Effect of abstentions.  Abstentions and broker “non-votes” will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D60614-P62297

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SEANERGY MARITIME HOLDINGS CORP.

The Board of Directors recommends a vote FOR the nominees listed in Proposal 1 and FOR Proposal 2.

	For	Withhold
1. Election of Directors *		
1a. Dimitrios Anagnostopoulos	☐	☐
1b. Ioannis Kartsonas	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

D60615-P62297

PROXY

SEANERGY MARITIME HOLDINGS CORP.

The undersigned hereby revokes all previous proxies relating to the shares covered hereby and acknowledges receipt of the notice and proxy statement relating to the Annual Meeting of Shareholders, the terms of which are incorporated herein by reference.

The undersigned hereby appoints Messrs. Stamatios Tsantanis, Elias Culucundis and Theodora Mitropetrou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Seanergy Maritime Holdings Corp.'s common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of the Shareholders of Seanergy Maritime Holdings Corp. to be held on November 3, 2021 or any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS SET FORTH HEREIN AS DIRECTED BY THE SHAREHOLDER, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS.

(Continued, and to be marked, dated and signed, on the other side)